ARIZONA STAR RESOURCE CORP.
Suite 3100 – 595 Burrard Street
P.O. Box 49143, Three Bentall Centre
Vancouver, British Columbia, V7X 1J1
(604) 681-8371

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Arizona Star Resource Corp. (hereinafter called the “Company”) will be held in the Cypress Room at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver, British Columbia, on Wednesday, the 3rd day of November, 2004 at the hour of 2:00 in the afternoon (local time), for the following purposes:

1.

To receive the report of the directors.

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended April 30, 2004 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;

3.

To fix the number of directors at six (6);

4.

To elect directors;

5.

To appoint the auditors and to authorize the directors to fix their remuneration; and

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Director’s Report referred to in item 1 above, as well as the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2004, including Management’s Discussion and Analysis of Operating Results, as well as an Information Circular, a form of Proxy and an Annual Return Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 17th day of September, 2004.

BY ORDER OF THE BOARD

“Roger Richer”

President and Director